Exhibit 4.1

AMENDMENT TO CERTIFICATE OF DESIGNATION

Section 7(f) is amended so that, as amended, Section 7(f) shall read as follows:

(f)	Net Income Related Adjustment. For purposes of this Section 7(f) “Adjusted Net Income” means, for the applicable period, the net income (or net loss) of the Corporation and its consolidated Subsidiaries, determined in accordance with GAAP, consistently applied, plus any deduction for warrant or option derivative liability set forth in the Corporation’s income statement for the applicable period. All determinations of the components of Adjusted Net Income from the Corporation’s most recently filed Form 10-Q or Form 10-K, as applicable. In addition to any other adjustments hereunder, the Conversion Price shall be permanently and cumulatively reduced, and only reduced, by the percentage by which the Corporation fails to meet the Adjusted Net Income amounts set forth below.

i) for the nine month period ending September 30, 2012 (the “Third Quarter Milestone”) the Corporation shall have Adjusted Net Income of at least $15,000,000, each as reported in the Corporation’s Form 10-Q for the quarter ending on September 30, 2012 as filed with the Commission.

Each such adjustment shall be effective as of the first day of the following quarter (by way of example, if the Adjusted Net Income requirement is not met for the quarter ended September 30, 2012, the reduction is effective immediately on October 1, 2012). As to any conversions by a Holder that occurred following the end of a quarter but prior to the date the Corporation’s periodic report was filed (“Interim Period”), the Corporation shall retroactively send such Holder additional Conversion Shares within 3 Trading Days of the date of the applicable filing if an adjustment is required hereunder. The number of additional Conversion Shares issued shall be equal to the number of Conversion Shares receivable from such conversions based on the adjusted Conversion Price less any Conversion Shares previously received on account of such conversions. Any subsequent restatements of the Corporation’s financials shall require similar retroactive issuances if the aforementioned events are subsequently deemed to have occurred. The Corporation shall provide written notice to each Holder no later than 1 Business Day following the Corporation’s filing of the applicable periodic report with the Commission, indicating therein the new conversion price and the Adjusted Net Income. In the event the Corporation fails to timely file a 10-Q for the period ending September 30, 2012, the Corporation shall be irrevocably deemed to have failed to meet the Third Quarter Milestone. In the event that there is an adjustment to the Conversion Price pursuant to any other provision under this Section 7 during the Interim Period, the Conversion Price shall be the lower of the (i) the Conversion Price as adjusted pursuant to the other provisions of this Section 7 and (ii) the new Conversion Price as determined hereunder. Notwithstanding anything herein to the contrary (A) this Section 7(f) is effective December 30, 2012 and supersedes any contrary provisions that were in effect prior to such date, and (B) the provisions of this Section 7(f) shall only have the effect of reducing the Conversion Price. By way of an example, if the Conversion Price on September 29, 2012 is $1.00, and the Corporation shall report Adjusted Net Income of $10,000,000 for the nine month period ending September 30, 2012, the Conversion Price would be reduced to $0.66, effective as of October 1, 2012, pursuant to the terms of this Section 7(f).